Mail Stop 3561                                                August 21, 2018


Mr. Charles D. Drucker
Executive Chairman and Co-Chief Executive Officer
8500 Governor's Hill Drive
Symmes Township, OH 45249

       Re:    Worldpay, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2017
              Filed February 28, 2018
              Form 10-Q for Fiscal Quarter Ended June 30, 2018
              Filed August 9, 2018
              File No. 001-35462

Dear Mr. Drucker:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2018

Note 11. Segment Information, page 35

   1. We note your disclosure that as a result of your acquisition of Legacy Worldpay, you reorganized your reportable segments. We further note that your reportable segments are the same as your operating segments. In order to assist us in understanding your revised segment presentation, please provide us with the following information:

           Tell us the title and describe the role of each of the individuals who report to the
           CODM.

           Identify and describe the role of each of your segment managers. Mr. Charles D. Drucker
Worldpay, Inc.
August 21, 2018
Page 2

           Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

           Tell us who is held accountable for each of your Worldpay US, Worldpay UK and
           Global eCommerce businesses and specific GAAP or non-GAAP financial metrics for which this person is held accountable (e.g. revenue, gross profit). Also tell us the title and role of the person this individual reports to in the organization.

           Describe the information regularly provided to the CODM and how frequently it is prepared.

           Describe the information regularly provided to the Board of Directors and how frequently it is prepared.

           Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

           Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-
           actual variances.

           Describe the basis for determining the compensation for each of the individuals that report to the CODM, including the extent to which any such individuals are compensated based on the financial results of the Worldpay US, Worldpay UK or
           Global eCommerce businesses.

    2. In light of the material change in your total assets arising from the acquisition, in future interim filings, please disclose segment assets. Refer to ASC 280-10-50-32(d).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mr. Charles D. Drucker
Worldpay, Inc.
August 21, 2018
Page 3


      You may contact Sondra Snyder, Staff Accountant at (202) 551-3332, or me at (202)
551-3737 with any questions.


                                                        Sincerely,

                                                        /s/ Jennifer Thompson

                                                        Jennifer Thompson
                                                        Accounting Branch Chief
                                                        Office of Consumer
Products